Exhibit 99.4

Pure NJ Logistics LLC.

Financial Statements
As of June 30, 2024

Pure NJ Logistics LLC.

Financial Statements

As of June 30, 2024

Pure NJ logistics LLC.

INTERIN BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2024	2023
	USD in thousands
	Unaudited	Audited
ASSETS
Current assets
Cash and cash equivalents	14	66
Restricted cash	247	247
Trade receivables	274	317
Other current receivables	16	7
Total current assets	551	637
Non-current assets
Fixed assets, net	228	241
Intangible assets	1,200	1,200
Operating lease right-of-use asset	6,105	6,519
Total non-current assets	7,533	7,960
TOTAL ASSETS	8,084	8,597
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade payables	24	112
Operating lease liability	801	773
Other current payables	84	152
Total current liabilities	909	1,037
Operating lease liability non-current	5,535	5,946
Members loans	1,122	1,120
TOTAL LIABILITIES	7,566	8,103
Shareholders’ equity
Members Contributions	561	561
Accumulated deficit	(43)	(67)
Total equity	518	494

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,084	8,597

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

INTERIM STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands except share and per share data

	Six months ended June 30,		Three months ended June 30,
	2024	2023	2024	2023
	USD in thousands		USD in thousands
	Unaudited		Unaudited
Revenues	1,254	1,154	668	521
Cost of revenues	(997)	(1,008)	(511)	(491)
Gross profit	257	146	157	30
Sales and marketing expenses	(42)	(7)	(19)	(2)
General and administrative expenses	(180)	(160)	(80)	(74)
Operating profit	35	(21)	58	(46)
Financial expenses, net	(11)	(11)	(5)	(6)
Net profit (loss)	24	(32)	54	(52)

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Additional paid in capital	Accumulated deficit	Total equity
	USD in thousands
BALANCE AS OF DECEMBER 31, 2021	-	-	-
CHANGES DURING 2022:
Members contributions	412	-	412
Loss for the year	-	118	118
BALANCE AS OF DECEMBER 31, 2022	412	118	530
CHANGES DURING 2023:
Members contributions	149	-	149
Loss for the year	-	(185)	(185)
BALANCE AS OF DECEMBER 31, 2023	561	(67)	494
CHANGES DURING 2024:
profit for the period	-	24	24
BALANCE AS OF June 30, 2024	561	(43)	518

The accompanying notes are an integral part of these consolidated financial statements.

Pure NJ logistics LLC.

NOTES TO INTERIM FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands except share and per share data

NOTE 1 – GENERAL

Pure NJ Logistics LLC (the “Company”) was incorporated in the State of New Jersey on February 28, 2022. The Company’s registered address is 1200 Fuller Road, Linden, NJ, USA.

The Company provides a range of logistics services through its warehouse operations. These services include container unloading and loading, short and long-term storage, packaging, and shipping of kits to customers. Additionally, the Company engages in Fulfillment by Amazon (FBA) activities, wherein sellers who do not have storage facilities with Amazon store their products with the Company, which then transfers these products to Amazon as required.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation of the financial statements:

The Company’s financial statements have been prepared in accordance with the United States generally accepted accounting principles (U.S. GAAP) as set forth in the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (ASC).

b. Use of estimates, assumptions and judgements:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgment and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities at the dates of the financial statements, and the reported amount of expenses during the reporting periods. Actual results could differ from those estimates.

Intangible assets

Intangible assets are tested for impairment annually or more frequently if there is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired, and impairment loss is recognized.

Pure NJ logistics LLC.

NOTES TO INTERIM FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands except share and per share data

c. financial statements in U.S dollars:

The functional currency is the currency that best reflects the economic environment in which the Company operates and conducts their transactions. The Company’s management believes that the functional currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the U.S. dollar are remeasured into U.S. dollars at each reporting period end in accordance with ASC No. 830 “Foreign Currency Matters.” All transaction gains and losses of the remeasured monetary balance sheet items are reflected in the statements of operations as financing income or expenses as appropriate.

d. Cash and cash equivalents:

Cash equivalents are short-term highly liquid deposits that are readily convertible to cash with original maturities of three months or less, at the date acquired, and investments with maturities of longer than three months where the investment can be liquidated before the maturity date without a significant penalty.

e. Fair value of financial instruments:

The accounting guidance for fair value provides a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting guidance establishes a three-tiered hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as follows:

Level 1	—	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2	—	Observable inputs that are based on inputs not quoted on active markets but corroborated by market data.

Level 3	—	Unobservable inputs are used when little or no market data are available.

The carrying amounts of cash and cash equivalents, trade payable and accrued expenses and other payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amount of warrant liabilities is recorded at the fair value at each reporting period.

f. Leases

Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the Company’s consolidated balance sheet. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities were recognized based on the present value of the remaining lease payments over the lease term. When the Company’s lease did not provide an implicit rate, the Company used its incremental borrowing rate in determining the present value of lease payments. The implicit rate within the operating leases is generally not reasonably determinable, therefore, the Company uses the Incremental Borrowing Rate (“IBR”) based on the information available at commencement date in determining the present value of lease payments.

Pure NJ logistics LLC.

NOTES TO INTERIM FINANCIAL STATEMENTS (Unaudited)

U.S. dollars in thousands except share and per share data

The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. The operating lease ROU asset excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain leases, such as real estate assets, the Company accounts for the lease and non-lease components as a single lease component.

The Company has made an accounting policy election not to recognize ROU assets and lease liabilities that arise from short-term leases for facilities and equipment. Instead, the Company recognizes the lease payments in the consolidated statement of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

f. Revenue recognition:

The Company applies ASC 606 “Revenue from contracts with customers” (“ASC 606”). Under ASC 606, revenue is measured as the amount of consideration the Company expects to be entitled to, in exchange for transferring products or providing services to its customers and is recognized when or as performance obligations under the terms of contracts with the Company’s customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. The Company then allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

NOTE 3 - SUBSEQUENT EVENTS

In August 2024, the Company entered into a share purchase agreement with an investor. The investor acquired 100% of the Company’s shares for a total purchase price of $2.8 million. The purchase consideration consists of $1.3 million paid in cash upon completion of the deal, and the remaining $1.5 million provided through a vendor loan agreement.